MERITAGE CAPTIAL, LLC PROXY VOTING PROCEDURES

Proxy

Policy

The Firm is committed to minimizing conflicts of interest when voting proxies on behalf of the Funds or its other advisory clients, and strives to ensure that proxies are voted in the best interest of investors and its clients.

1)

For routine matters, as the quality and depth of management is a primary factor considered when investing in an issuer, the recommendation of the issuer’s management on any issue will be given substantial weight. In general, The Firm will vote with management. However, the position of the issuer’s management will not be supported in a situation where the Firm assesses that it is not in the best interests of the respective Funds’ investors.

2)	For non-routine matters, such proposals will be examined on a case-by-case basis.

3)

The Firm may abstain from voting a proxy if such vote cannot be cast with commercially reasonable efforts or if the Firm deems it to be in the best interest of the Funds’ limited partners to abstain from voting a proxy.

Limited partners and the Firm’s other clients may request, at no cost, a copy of this Policy, together with information regarding how the Firm has voted past proxies.

Responsibility

The CCO has the primary responsibility to review proxies and confirm that prepared ballots comply with the Firm’s Proxy Policy.

Procedure

The Firm has adopted procedures to implement the Firm’s policy and reviews to monitor and insure that the Firm’s policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

1)

Absent material conflicts, the Firm will determine how it should vote the proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

2)

The Firm recognizes that under certain circumstances it may have a conflict of interest in voting proxies on behalf of the Funds. If the Firm determines that it has a conflict of interest with respect to voting proxies on behalf of the Funds, then the Firm shall interact with the Firm’s Investment Committee to consider and determine the best interests of Fund limited partners.

Based on the decisions reached using the above procedures, the Fund Director shall prepare the proxy ballot and remit to the CCO, and Investment Committee as the case may be, for review. The CCO shall review the proxy ballot for remittance.

Recordkeeping

The Firm shall retain proxy records for five years in the respective Fund’s files, either in hard copy or electronically.

For investments made in regard to private funds, advisory or subadvisory agreements or other products subject to, or registered pursuant to the Investment Company Act of 1940, as amended, the Firm will maintain records for each matter that the private fund was entitled to vote. These will be filed with the SEC using Form N-PX. Items that must be maintained and reported include (as applicable):

•	The name of the issuer;

•	If applicable, the exchange ticker symbol of the portfolio security;

•	If applicable, the Council on Uniform Securities Identification Procedures (“CUSIP”) number for the portfolio security;

•	The shareholder meeting date or partner vote date;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the issuer or by a security holder/partner;

•	Whether the Firm cast a vote on behalf of the Fund on the matter;

•	How the Firm cast its vote on behalf of the Fund (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

•	Whether the Firm cast its vote on behalf of the Fund its vote for or against management.